Exhibit 11

                            NEW WORLD BATERIES, INC.

                                 CODE OF ETHICS



                  Principles Governing Professional and Ethical
Conduct


It is the policy of New World Batteries, Inc. (the "Company") that the Company's Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller (or persons performing similar functions) adhere to, advocate and promote the following principles:

     o Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
     o Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the "SEC") and other public communications made by the Company; and
     o    Compliance with laws, rules and regulations applicable to the Company.

Reporting and Treatment of Violations

Persons who become aware of suspected violations of this Code should report such suspected violations promptly to the Chairman of the Company's Board of Directors. To assist in the response to or investigation of the alleged violation, the report should contain as much specific information as possible to allow for proper assessment of the nature, extent and urgency of the alleged violation. Without limiting the foregoing, the report should, to the extent possible, contain the following information:

     o the alleged event, matter or issue that is the subject of the alleged violation;
     o    the name of each person involved;
     o if the alleged violation involves a specific event or events, the approximate date and location of each event; and
     o any additional information, documentation or other evidence available relating to the alleged violation.

     The Board of Directors or any committee thereof subsequently created for the purpose of managing alleged violations of the Code of Ethics shall have the power to monitor, investigate, make determinations and recommend action to the Board of Directors with respect to violations of this Code. In determining whether a violation of this Code has occurred, the following may be taken into account:

     o    the nature and severity of the violation;
     o whether the violation was a single occurrence or involved repeated occurrences;
     o    whether the violation appears to have been intentional or inadvertent;
     o whether the person in question had been advised prior to the violation as to the proper course of action;
     o whether the person in question had committed other violations in the past; and
     o such other facts and circumstances as the Audit Committee shall deem advisable in the context of the alleged violation.

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Consequences of Violations

If a violation is substantiated, the Board of Directors, may impose such sanctions or take such actions as it deems appropriate, including, but not limited to, the following:

     o Disciplinary action (including censure, re-assignment, demotion, suspension or termination);
     o Pursuit of any and all remedies available to the Company for any damages or harm resulting from a violation, including injunctive relief; and
     o Referral of matters to appropriate legal or regulatory authorities for investigation and prosecution.

Requests for Waivers and Changes in Code

     A waiver of a provision of this Code shall be requested whenever there is reasonable likelihood that a contemplated action will violate the Code. Any waiver (including an implicit waiver) that constitutes a material departure from a provision of this Code shall be publicly disclosed on a timely basis, to the extent required by applicable rules and regulations of the SEC. In addition, any amendments to this Code (other than technical, administrative or other non-substantive amendments) shall be publicly disclosed on a timely basis, to the extent required by applicable rules and regulations of the SEC.











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